Exhibit 99.3

VERTEX SIGNS NEW CONTRACT WITH MARKS & SPENCER

Vertex, the business process outsourcing arm of United Utilities PLC, has signed a new five-year contract worth £35 million with existing client Marks & Spencer, to provide additional services.

Under the terms of the agreement, Vertex will work in partnership with Marks & Spencer, providing it with a range of customer management services. Using its specialist expertise in customer care and business process transformation, Vertex will work with Marks & Spencer, and change the way it interacts with its customers.

This deal builds on Vertex’s existing contract with Marks & Spencer, which has been in operation since 2001 and services over 10 million customers.

Nigel Wood, Marks & Spencer Retail Operations Manager said:

“Vertex can assist us by using its expertise to help Marks & Spencer gain an even greater understanding of our customers and their needs. Vertex will also be one of the first outsourcers to be considered for any further customer services related work that Marks & Spencer chooses to outsource.”

John Roberts, Chief Executive of United Utilities added:

“This contract demonstrates further how Vertex is able to grow by securing new work from its existing clients, as well as by winning new customers. This is an excellent opportunity for Vertex to use its transformational outsourcing capabilities to change and add value to our client’s business processes.”

United Utilities’ contacts:

Simon Bielecki, Investor Relations Manager	+44 (0)1925 237033
Evelyn Brodie, Corporate and Financial Communications	+44 (0)20 7307 0309